Schering considers strategic alternatives for its CIS bio International radiopharmaceutical business

Berlin, December 5, 2005 - Schering AG, Germany (FSE: SCH; NYSE: SHR) is reviewing strategic alternatives for its CIS bio International radiopharmaceutical business. This review is part of Schering's FOCUS initiative, which entails a comprehensive review of strategic, operational and organizational aspects to enhance profitability. This includes discussions with several parties who are interested in acquiring its CIS bio International radiopharmaceutical business. If such a transaction would be executed it would have a negative one-time effect on the result. The CIS bio International radiopharmaceutical business has approximately 750 employees and generated total sales of approximately EUR 120 million in 2004.

"We are in the process of re-aligning our strategy in the area of Diagnostic Imaging," said Dr. Karin Dorrepaal, member of the Executive Board of Schering AG, responsible for Diagnostic Imaging. "We intend to focus on innovative diagnostic fields of magnetic resonance imaging, computer tomography, optical and molecular imaging."


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Find additional information at: www.schering.de/eng